SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of May, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

AJS.016/2003                                            São Paulo, April 28, 2003

To
THE BRAZILIAN STOCK EXCHANGE COMMISSION (“COMISSÃO DE VALORES MOBILIÁRIOS”)
Superintendency of Relations with Companies
RIO DE JANEIRO - RJ

RE.: ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETING HELD ON 04.28.2003

Dear Sirs:

We  hereby  inform  you  that in the  Annual  Meeting  and in the  Extraordinary
Shareholders  Meeting of this bank,  held on the  present  date,  the  following matters were approved:

I - EXTRAORDINARY SHAREHOLDERS MEETING

1.   Approved,  according to the terms of the proposal of the Board of Directors dated as of April 10, 2003,  and  according to the terms of the proposal of the representative of the shareholder UNIBANCO HOLDINGS S.A.:

     1.1) amendment  of  Article  20 so as to (i)  reflect  the  new  management structure  of UNIBANCO;  (ii) exclude the minimum  number and increase the maximum  number of members of the Board of Officers;  (iii) create the positions of Corporate Executive Officer and Adjunct Officer;  and
          (iv) include a First Paragraph so as to set forth the new structure of the Board of Executive  Officers,  causing Sole Paragraph to turn into
          Second Paragraph;

     1.2) amendment of other  articles due to the  amendments  set forth on item
          (1.1) above, as follows:

     1.2.1) amendment of Article 13,  “caput” and Article 14, item “b”, in order to improve their wording;

     1.2.2) amendment of Article 16, item “e”,  subitem II and Article 16, items
          “f”,  “j” and “p” and  Sole  Paragraph,  in  order  to  improve  their wording;

     1.2.3)  inclusion  of item “e” in  Article  21,  so as to  establish  as an
          incumbency  of  the  Board  of  Executive   Officers  the  inspection,
          supervision and orientation of Officers and of Adjunct Officers;

     1.2.4) amendment  of Article 22,  “caput”  and Sole  Paragraph  in order to include the position of Corporate  Executive  Officer,  as well as the inclusion  of an item “c” in this same  article  in order to set forth its incumbency;

     1.2.5)  amendment  of  Article  23 in  order  to set  forth  the  exclusive incumbencies  of the  Executive  Vice  President  and of the Executive
          Officers;  1.2.6)  inclusion of articles  after Article 23 in order to establish  the  incumbency  of  the  Officers  and  Adjunct  Officers, renumbering the following articles;

     1.2.7) exclusion  of the  current  Article 24,  renumbering  the  following articles;

     1.2.8) amendment of current  Article 25 in order to mention the new form of substitution of the members of the Board of Officers,  compatible with the new management structure;

     1.2.9) amendment of the current Article 26 in order to improve its wording;

     1.2.10) amendment  Article 27, “caput” and its First and Second  Paragraphs so as to determine the new form of representation of UNIBANCO; and

     1.2.11)  amendment of Articles  28, 29, 30,  “caput”,  31, 32 and 35, First
          Paragraph, item “c” in order to improve their wording.

2)   Amendment  of the  wording of Article  15,  Second  Paragraph,  in order to increase the age limit for a member of the Board of Directors from 63 to 65 years of age;

3)   Approved,  furthermore,  the consolidation of the By-laws, according to the amendments proposed by the Board of Directors in April 10, 2003, and by the
     representative of the shareholder UNIBANCO HOLDINGS.

II - ANNUAL MEETING

4)   Approved the Annual Management Report, the Financial  Statements as well as the  Independent  Auditors  Report,  related  to the  fiscal  year ended on
     12.31.2002.

5)   Ratified,  in accordance with the Financial Statement hereby approved,  the distribution of profits related to the fiscal year ended on 12.31.2002.

6)   Elected  for the Board of  Directors,  with term of office up to the Annual
     Meeting of 2004,  the  following  members:  REELECTED:  3.1.  PEDRO MOREIRA
     SALLES;  3.2.  GABRIEL JORGE FERREIRA;  3.3. TOMAS TOMISLAV ANTONIN ZINNER;
     and 3.4. ISRAEL  VAINBOIM;  ELECTED:  3.5. PEDRO LUIZ BODIN DE MORAES;  and
     3.6. PEDRO SAMPAIO MALAN.

7)   The monthly  global amounts to the  remuneration  of the Board of Directors and of the Board of  Officers,  which  also  includes  the  advantages  and benefits  of any  nature  occasionally  attributed,  considering  that such amounts may be  re-adjusted  in  accordance  with the  remuneration  policy adopted by the Company,  to be attributed to their respective  members,  in the  form  to be  approved  by the  Board  of  Directors,  was set on up to
     R$800,000.00  to the Board of  Directors  and up to  R$3,500,000.00  to the
     Board of  Officers.  Such  amounts do not include  the  amounts  related to profits and  results  participation,  according  to the  provisions  of Law
     10,101,  of  12.19.2000,  to be paid to the Officers which are employees of the  Company,  due to the fact that such  amounts do not have  remuneration nature and must be paid according to the respective Company plan in force.

8)   All legal publications of the company,  in the private press, shall be made in “Valor Econômico” Newspaper.

                                Yours Sincerely,
                   UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
                           JOSÉ LUCAS FERREIRA DE MELO
                                Executive Officer
                  and Officer of the Area of Investor Relations

AJS.018/2003                                            São Paulo, April 29, 2003

To

THE BRAZILIAN STOCK EXCHANGE COMMISSION (”COMISSÃO DE VALORES MOBILIÁRIOS”)
Superintendency of Relations with Companies
RIO DE JANEIRO - RJ

RE.: BOARD OF DIRECTORS MEETING HELD ON 04.28.2003

Dear Sirs:

We hereby inform you that in the Board of Directors  Meeting held on 04.28.2003, it was approved the appointment of the President and Vice President of the Board of  Directors,  as well as the  election  of the members to compose the Board of
Officers, with term of office up to the investiture of the members to be elected by the Board of Directors in a meeting to be held up to April 30, 2004.

                                Yours Sincerely,
                   UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
                           JOSÉ LUCAS FERREIRA DE MELO
                              Executive Officer and
                    Officer of the Area of Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 12, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Fernando Barreira Sotelino
Fernando Barreira Sotelino Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.